UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)

                               C-TEC Corporation
                               (Name of Issuer)

               Common Stock                    Class B Common Stock
             $1.00 Par Value                     $1.00 Par Value
                       (Title of Classes of Securities)

                126504109                           126504208
                                (CUSIP Numbers)

                           Matthew J. Johnson, Esq.
                         c/o Peter Kiewit Sons', Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                March 19, 1995
                    (Date of Event which Requires Filing of
                                this Statement)


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following: [ ].

               Check the following box if a fee is being paid with this statement: [ ].

               Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  126504109       |             | Page 2                       |
|            126504208       |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               RCN Corporation                                      |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               47-0761384                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                                                                    |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Delaware                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 8,226,262 Common Stock (see Item 5)           |
|                    |    | 5,094,223 Class B Common Stock (see Item 5)   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0- (see Item 5)                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 8,226,262 Common Stock (see Item 5)           |
|    PERSON          |    | 5,094,223 Class B Common Stock (see Item 5)   |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0- (see Item 5)                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 8,226,262 Common Stock (see Item 5);                               |
|    | 5,094,223 Class B Common Stock (see Item 5)                        |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 42.6% of Common Stock;  62.7% of Class B Common Stock (see Item 5) |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)


               The following information amends the Schedule 13D dated June 28, 1993, as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.        Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

               "On March 19, 1996, the Company announced that it is planning to distribute to its shareholders in a tax-free spin-off its local telephone operations, telecommunications engineering operations and certain other assets. Following the spin-off, the Company plans to combine its domestic cable television operations with a third party pursuant to a tax-free stock-for-stock transaction.

               The Company's other assets, which include C-TEC International, which holds a 40% interest in Megacable, the second largest Mexican cable television system operator; Commonwealth Long Distance, a long-distance provider; and Residential Communications Network, Inc., a start-up joint effort with a unit of PKS, which hopes to provide telecommunications services for the residential sector (together, the "Developmental Businesses"), will either be sold or distributed pursuant to the spin-off. In the fourth quarter of 1995, RCN indicated to the Company that it might be interested in acquiring one or more of the Developmental Businesses. A special committee comprised of independent directors of the Company (the "Special Committee") was then formed to evaluate any such transaction with RCN. RCN and the Special Committee are engaged in negotiations regarding the possible acquisition by RCN of one or more of the Developmental Businesses in exchange for some combination of cash, Common Stock and Class B Stock.

               No assurances can be given that any transactions will be consummated.

               The plan announced today by the Company is being undertaken by the Company pursuant to the Company's process of evaluating strategic alternatives to enhance shareholder value, which process was announced by the Company on November 8, 1995."

Item 5.        Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               "(a) and (b) RCN and, for purposes of Section 13(d) of the Exchange Act, the Kiewit Companies, beneficially own, 8,226,262 shares of Common Stock, representing 42.6% of the Common Stock outstanding on February 29, 1996, and 5,094,223 shares of Class B Stock, representing 62.7% of the Class B Stock outstanding on February 29, 1996 (collectively, the "Company Shares"). Because the Common Stock has one vote per share and the Class B Stock has 15 votes per share, the Company Shares are entitled to cast 84,639,607 (60%) of the 141,252,257 total votes of all outstanding shares of Common Stock and Class B Stock on February 29, 1996.

               Each share of Class B Stock is convertible into one share of Common Stock. If all 5,094,223 shares of Class B Stock owned by RCN (but no other shares of Class B Stock) were converted into Common Stock, the Company Shares would comprise 13,320,485 shares of Common Stock representing 55% of the 24,412,455 shares of Common Stock then outstanding.

               RCN owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their direct and indirect ownership of RCN, KDG and PKS may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the C-TEC Shares.

               David McCourt is the beneficial owner of 6259.3498 shares of Common Stock and 6,000 shares of Class B Stock representing less than .1% of the 19,318,232 shares of Common Stock and 8,128,935 shares of Class B Stock, respectively, outstanding. Mr. McCourt has the sole power to vote or to direct the vote, and to dispose or direct the disposition of these shares. Mr. McCourt disclaims beneficial ownership of 225 shares of Common Stock beneficially owned by his wife.

               Except as set forth in this Item 5(a) and (b), none of the Kiewit Companies, nor, to the best of knowledge of the Kiewit Companies, any persons names in Schedule A or B hereto owns beneficially any shares of Common Stock or Class B Stock.

               (c) No transactions in the Common Stock or the Class B Stock have been effected during the past 60 days by the Kiewit Companies or, to the best knowledge of the Kiewit Companies, by any of the persons named in Schedule A or B hereto.(1)

               (d)  Inapplicable.

               (e)  Inapplicable."
_______________
      (1) Excludes purchases of Common Stock by the Plan Administrator of the C-TEC Employee Stock Purchase Place on behalf of David McCourt.



                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 20, 1996

                                       RCN CORPORATION

                                       By:   /s/ Matthew J. Johnson
                                           ___________________________
                                           Name:  Matthew J. Johnson
                                           Title: Vice President